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                           January 22, 2024

       Weilai Zhang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd
       Room 1802, Block D, Zhonghai International Center
       Hi-Tech Zone, Chengdu
       Sichuan Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response Dated
September 26, 2023
                                                            File No. 001-34944

       Dear Weilai Zhang:

              We have reviewed your September 26, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jursidictions that Prevent Inspections, page 82

   1. In your response to comment 1 in our letter dated July 20, 2023, you commited to amend your Form 20-F to
provide the submission required by Item 16I(a) and the disclosures required by Item
16I(b). Please file your amendment promptly or tell us why you are unable to file it
promptly. Please consider prior comments 2 and 4 when drafting your amendment.
              Please contact Jennifer Thompson at 202-551-3737 or Andrew Mew at 202-551-3377
       with any questions.
 Weilai Zhang
Antelope Enterprise Holdings Ltd
January 22, 2024
Page 2
                                                Sincerely,
FirstName LastNameWeilai Zhang
                                                Division of Corporation Finance
Comapany NameAntelope Enterprise Holdings Ltd
                                                Disclosure Review Program
January 22, 2024 Page 2
cc:       Joan Wu
FirstName LastName